March 1, 2003

MAIL STOP 0511

via U.S. mail and facsimile

Ludvik Rolin, President
Victory Eagle Resources Corporation
Suite 317-5158 48th Avenue
Delta, British Columbia
V4K 5B6

Re:      Victory Eagle Resources Corporation
Form SB-2, Amendment 1 filed January 27, 2005
      File No.:  333-119546

Dear Mr. Rolin:

	We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise the registration statement to be consistent with regard to the amount of the proceeds that will go to pay off the note to Mr. Rolin. Also, state whether you will pay interest when you discuss when you will pay, or partially pay, the loan. For example, on page 6 you state:  "We will use the proceeds to pay for
offering
expenses, research and exploration. The first approximately
$26,500
will be used to repay a loan to our director, Ludvik Rolin."  In the
use of proceeds section you state the offering expenses are
$25,000
and that you will pay Mr. Rolin $17,500 from the proceeds. On page
31 you state: "If less than the maximum offering is achieved, the loan [of $26,500] shall be repaid as follows: if 25% of the maximum offering or greater is achieved the entire loan and accrued interest shall be payable in full within 30 days from the completion of the offering."

Prospectus Cover Page
2. We repeat our prior comment 6. Please address the minimum purchase requirements for the purchasing shareholders.

Summary of Our Offering, page 5

3. We note the references to "the property." It appears that the company`s only right to the property consists of mineral claims. Please revise references throughout the prospectus to "property" to clarify this consists solely of mineral claims.
4. Please reconcile the total stockholders equity in the summary financial table with the financial statements.

Risk Factors, page 7
5. Please reconcile the statement in risk factor one that if you do not raise at least $50,000 from this offering you may have to suspend or cease operations within four months with risk factor five, which indicates that if you do not raise $25,000 from your offering you may have to suspend or cease operations within eight months.
6. Please reconcile the disclosure in risk factor five, indicating the first $17,500 of proceeds will be used to repay the loan to Mr.
Rolin with the supplemental response to prior comment 20, which indicates the first $27,500 will be used to repay the loan.
7. Please revise the seventh risk factor subheading to concisely state the risk and to avoid repetition. Also avoid repetition in the seventh risk factor narrative.
8. Please explain in the eighth risk factor how you plan to conduct your exploration year round when the roads are normally passable between March and November.
9. Please add to risk factor 10 that the first use of proceeds will be to pay Mr. Rolin and state the amount he will receive.
10. Please remove risk factor 12 discussing penny stocks, as it is a generic risk.
11. Please explain in risk factor 14 why Mr. Rolin may be able to sell "if the market price of the common stock goes above $.10."

Use of proceeds, page 12
12. We noted your response to comment 29. It appears your revised computation considers only partial repayment of the loan ($17,500) from the offering proceeds. Based on your discussion in liquidity and capital resources (page 31) and the loan agreement (filed as Exhibit 10.10, section 2.3), it would appear the entire loan and interest due to Mr. Rolin (i.e. $27,967 as of October 31, 2004) should be deducted from the offering proceeds. Please revise your computations and related disclosures here and throughout your registration statement.
13. Please revise the allocation of proceeds for each phase to show the allocation at the various levels of proceeds.
14. We note the loan from Mr. Rolin has no maturity date.
Clarify,
if true, that the note is due on demand.

Dilution of the price you pay for your shares, page 13

15. We read your response to comment 35; however, it appears the changes discussed in your response (comment 35 b, specifically) have not been appropriately reflected in your registration statement.
It
is unclear to us how you determined the net tangible book value after
the offering in each scenario presented (e.g. $160,100 if 100% of the
shares are sold). Please refer to our original comment and revise your disclosures here and throughout your registration statement as necessary, or provide to us supplementally your computations supporting your disclosure.
16. Please revise the dilution per share at 100%, 75% and 50% of the
maximum offering amount.
17. Revise the increase in net tangible book value per share at
75%
and 50% of the maximum offering amount.


Plan of Distribution:  Terms of the Offering, page 16
18. We repeat our prior comment 36. Please ensure that you revise the following statement on the cover page and other similar disclosure: "Ludvik Rolin, one of our officers and directors, will be the only person offering or selling our shares."
Business, page 18
19. In risk factor 4 and in this section you have stated that you intend to incorporate the required Canadian subsidiary and record the deed if gold is discovered on the property and it is economical to remove the gold. However, Note 3 of the financial statements you have stated: "The claims will be transferred to the company at the shareholder`s basis ($1,100) upon the completion of the maximum offering." Please reconcile these statements. In addition, clarify whether you will record the deed in the name of a subsidiary of the registrant, the registrant will file as a foreign corporation or you will transfer the deed to a Canadian subsidiary.

Property Geology, page 23
20. Please explain technical terms used in this section such as Jurassic grandiorite, Eocene, monzonite intrusion, gabbro dykes, hornblende porphyry dykes, etc. in plain English when used. This also includes the definitions in the glossary. Also, consider limiting the glossary to terms used in the prospectus.

Our Proposed Exploration Program, page 24
21. In the third paragraph on page 26, for each of the various levels of funding you might receive from this offering, please disclose how much additional money you must raise in order to complete phases one and two.
22. We reissue part of prior comment 43. If an agreement is entered into prior to effectiveness of this registration statement, confirm supplementally your awareness of the need to file an amendment to disclose the material terms and file the agreement as an exhibit.
23. Discuss in greater detail how your business plan and targeted milestones will change as a result of receiving amounts less than the maximum proceeds from this offering. This disclosure should be consisted with the use of proceeds table. We may have further comment.
24. Discuss the trenching to be done in phase one and how this trenching will differ from the trenching to occur in phase two.
25. Please explain the references on page 25 to completing the "minimum offering" to implement phase one.
26. We note the statement that phase one will take approximately 3 months. Since you indicate you have recently begun this phase of exploration, please disclose the anticipated date of completion for phase one. Also, please disclose when you plan to commence phase two and the anticipated completion date for phase two.
27. Please provide a greater discussion of the geophysical work and the diamond drilling in phase two.
28. Reconcile the statement that you have recently begun phase one with the disclosure on page 26 that you have not yet commenced any exploration activities to date.
29. In light of the fact that you are dependent upon proceeds from this offering to commence the phased exploration, please explain the statement on page 26 that your business plan and milestones will not change if you receive less than the maximum proceeds from this offering.
30. Discuss the anticipated time frame for commencing and completing each activity of the two phases.

Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 29
31. We note the disclosure that your sole officer has indicated he may be able to lend you an additional $20,000, if necessary. Please disclose whether he is legally obligated to provide such funding. Also, if the proceeds from this offering will be used to repay this loan revise the use of proceeds table accordingly.
32. We repeat our prior comment 54: "Please disclose the current cash as of the most recent practicable date and then indicate how long you can currently satisfy your cash requirements, as required by
Item 303(a)(1)(i) of Regulation S-B.

Management, page 32

33. We repeat our prior comment 58. Please disclose the amount of time each officer and director will devote to the business of your company, in addition to the percent of time.


Exhibits
34. Please update the opinion to the date of the prospectus. In addition, counsel should give its consent to be named in the registration statement.
35. We note that the warranty deed, exhibit 10.9 is no longer included in the exhibits list. Please advise supplementally or revise.
Financial Statements
Statement of Operations, F-3 and F-9

36. Please disclose the significant components of General and Administrative Expense on the face of the statement of operations or in a note thereto.
Closing Comments

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Raj Rajan at (202) 942-1941 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 942-1946 with other questions.

Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc:  Ludvik Rolin
       By facsimile at 604-642-6196
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Ludvik Rolin, President
Victory Eagle Resources Corporation
March 1, 2005
Page 6